UNIVERSITY GENERAL HEALTH SYSTEM, INC.

7501 Fannin Street

Houston, TX 77054

713-375-7100

February 25, 2013

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance

Mark Brunhofer
Senior Staff Accountant
Division of Corporation Finance

Christine Allen
Staff Accountant
Division of Corporation Finance

Re:	University General Health System, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed April 16, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 14, 2012
File No. 000-54064

Ladies and Gentlemen:

Reference is made to the comment letter dated December 21, 2012 (“Comment Letter”) of the staff of the Securities and Exchange Commission (the “Commission”) setting forth the staff’s comments on the following documents filed by University General Health System, Inc. (“University General Health System, Inc.” or the “Company”) with the Commission.

The Company’s response to each item of the Comment Letter is set forth below opposite the number and bullet point corresponding to such item in the Comment Letter.

Form 10-K for the year ended December 31, 2011

Reports of Independent Registered Certified Public Accounting Firm, pages F-2 and F-3

1.	We acknowledge your response to comment 1. Your response does not represent that you will indicate on the cover page of your upcoming Forms 10-K and 10-Q that you have not filed all reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934. Please make this representation in your response.

Securities and Exchange Commission

February 25, 2013

The Company will indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.

2.	Regarding your response to comment 1, there appears to be a period when the Company had two auditors since you dismissed UHY LLP on June 15, 2011 and Moss, Krusick & Associates, LLC was engaged before the reverse acquisition on March 9, 2011. As there appears to be an overlapping period where you had two auditors, please explain to us the role of your new auditor during this period and why UHY LLP performed the 2010 audit as evidenced by their report dated June 13, 2011. Please explain to us the timeline of the dismissal of your former auditor and the hiring of your new auditor in greater detail.

Response: In (month/year), the Company’s former directors (i.e., prior to the closing of the reverse acquisition), engaged Moss Krusick & Associates, LLC (“MKA”) without input or direction of the Company’s current board of directors. The primary role of MKA at this time was to complete the Company’s past due Forms 10-K and 10-Q for periods during 2010. After the completion of the reverse acquisition, the Company’s new management team determined that replacing MKA with another firm would have delayed the process of completing these forms. As a result, MKA remained to complete these reports. In January 2011, the Company engaged UHY LLP (“UHY”) to perform the audit of the 2009 and 2010 combined financial statements of University General Hospital LP (“UGHS LP”) and University Hospital Systems, LLP (“UHS LLP”). After UHY’s completion of these audits, the Company dismissed UHY on January 15, 2011 and continued to retain MKA to be the Company’s independent auditor for the foreseeable future.

3.	Please revise your proposed Item 4.01 Form 8-K filing provided in response to comment 1 to address the following items:

•

In the first paragraph of section (a) you indicate that you dismissed UHY effective June 15, 2011. To the extent that you informed UHY of your intent to dismiss them on June 15, 2011 before that date, revise your disclosure to indicate when you communicated that decision to UHY.

Response: The requested revisions are set forth in the last sentence of the first paragraph of section (a).

•

Revise the second paragraph of section (a) to indicate whether there were any disagreements or reportable events with UHY during 2009 as required by Item 304(a)(1) of Regulation S-K. In this regard, the reporting requirement for the two most recent fiscal years and any subsequent interim period relates to the date of the event reported in Item 4.01, not the date that you file the report.

Response: The requested revisions are reflected in the first sentence of the second paragraph of section (a).

Securities and Exchange Commission

February 25, 2013

•	Revise the third paragraph of section (a) to discuss the audit report of UHY for the 2009 audit.

Response: The requested revisions are reflected in the first sentence of the third paragraph of section (a).

Form 10-Q for the quarterly period ended June 30, 2012

Notes to Consolidated Financial Statements

Note 10 – Equity

Notes to Consolidated Financial Statements

Note 10 – Equity

Preferred Stock, page 26

4. We acknowledge your November 5, 2012 response to the first and second bullet points of Comment 7. Please address the following comments:

•

Please tell us how you allocated the proceeds of your May 2012, Series C preferred stock private placement to the Series C preferred stock, the bifurcated embedded conversion feature, the Series C warrants and the placement agent warrants. In your response, please tell us the fair value of each component on the issuance date and how you allocated the proceeds on that date. Reference for us the authoritative literature you relied upon to support your accounting

•

Please tell us why the 1,605,828 warrants issued to the placement agent appear, based on disclosure on page 26 of your September 30, 2012 Form 10-Q, to be valued at issuance at $341,440 or $0.213 per warrant when the 19,090,909 Series C warrants appear to be valued at $2,974,238 or only $0.156 per warrant.

•

Please provide us proposed revised disclosure to be included in future filings that clearly indicates that the “Preferred C Shares” derivative liability you record is the embedded conversion feature that is bifurcated and your basis for doing so.

Securities and Exchange Commission

February 25, 2013

Response:

•

On May 2, 2012, the Company issued Series C Preferred Stock and Warrants to investors. Because the instrument contained anti-dilution provisions that allow for a reduction on the conversion price and exercise price in the event of a future financing at an exercise price lower than the conversion price of the Preferred Stock and Warrants, the Company accounted for these features as derivative liabilities. On May 2, 2012, the Company valued the embedded conversion option, investor warrants and placement warrants utilizing a binomial option pricing model. The Company accounted for the fair value as follows:

Fair Value at Issuance Date

Conversion Feature	$2,542,423
Warrants	2,527,683
Placement Warrants	88,469

Total Fair Market Value	$5,158,575

At issuance, the Company recorded the $5,158,575 derivative liability by allocating $5,070,106 as an expense to other income/expense called “Direct Investor Expense” on the Company’s Consolidated Statement of Operations. In addition, the Company recorded the fair value of the placement warrants of ($88,469) as a contra temporary equity account and will accrete the expense to the statement of operations over two years. The Company believes it accounted for these features in accordance with the Derivatives Implementation Group Issue No. B6.

At each balance sheet date, the Company, in accordance with ASC 815-40-15, will mark the derivative liability to market and will record through the statement of operations as a change in fair market value of the derivative liabilities.

•	The Company believes its analysis of the 1,605,828 is incorrect. On May 2, 2012, the Company initially recorded the value of the 605,818 placement agent warrants at $0.146/share.

On September 29, 2012, the Company issued additional warrants to a strategic partner. The warrants contained similar features that were assessed and accounted for as a derivative liability. These warrants were issued at a fair market value of $0.253/share.

On September 30, 2012, all derivative liabilities were marked to market and the derivative liability increased due to an increased valuation due to an increase in the trading price of the Company’s common stock (one of the key drivers of management’s mark to market assumptions).

•	The Company intends to use the following statement in future disclosure to describe the derivative liability:

“Because the instrument contained anti-dilution provisions that allow for a reduction on the conversion price and exercise price in the event of a future financing at an exercise price lower than the conversion price of the Preferred Stock and Warrants, the Company accounted for these features as derivative liabilities. The Company concluded that since these provisions are not indexed to the Company’s own stock, the provisions are precluded from equity classification.”

Securities and Exchange Commission

February 25, 2013

5. We acknowledge your November 5, 2012 response to the third primary bullet point of comment 7. Please explain to us how you applied the guidance from SAB 5:Q. In your response, please tell us the amount, if any, of the proceeds allocated to the Series C preferred stock and clarify how you recorded the effect of the increasing dividend rate at June 30, 2012 and September 30, 2012. Also, please clarify how you accrete the carrying value of this preferred stock to its redemption value.

Response:

The Company initially recorded the Preferred Stock at fair market value on date of issuance in accordance with SAB 5:Q. Fair value was calculated by analyzing the redemption value, the 25% dividend rate and the 2 year period utilized to ramp up to the final dividend rate.

The Company is accreting, the difference of the fair value and redemption value over the period preceding the final perpetual dividend, by charging imputed dividend cost against retained earnings and increasing the carrying amount of the preferred stock by the corresponding amount. The Discount at issuance was computed as the present value of the difference between the dividends that will be payable and the final perpetual dividend amount in the future, discounted at a market rate for dividend yield on preferred stocks that are comparable.

The following is a summary:

Initial recognition of preferred stock at issuance	$3,808,000
Discount associated with increasing rate dividend	(825,777)

Initial carrying value of preferred stock	2,982,223
Placement warrants – fair value	(88,469)

Initial Carrying value at issuance	$2,893,754

6. We acknowledge your November 5, 2012 response to the sixth and seventh primary bullet points of comment 7 that the warrants issued to your placement agent are the same as those issued on May 2, 2012 to investors. Please provide us with proposed disclosure to be included in future filings that clarifies why your Series C warrants and the placement agent warrants are recorded as derivatives. In this regard, please clarify that the down-round protections you disclose cause the warrants to not be indexed solely to your stock and therefore are precluded from equity classification.

Securities and Exchange Commission

February 25, 2013

Response:

The Company intends to include the following language in disclosures:

“Because the Series C warrants and placement warrants contain anti-dilution provisions that allow for a reduction on the exercise price in the event of a future financing at an exercise price lower than the exercise price of the instruments, the Company accounted for these features as derivative liabilities. The Company concluded that since these provisions are not indexed to the Company’s own stock, the provisions are precluded from equity classification.”

In providing the foregoing responses, we acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments concerning this letter to Company’s Chief Financial Officer, Michael L. Griffin (at 713-375-7005) or to the Company’s General Counsel, Edward T. Laborde, Jr. (at 713-375-7106).

Very truly yours,

/s/ Michael L. Griffin
Michael L. Griffin
Chief Financial Officer

/s/ Edward T. Laborde, Jr.
Edward T. Laborde, Jr.
General Counsel

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (D)

of the

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 15, 2011

University General Health System, Inc.

(a Nevada Corporation)

000-54064	71-0822436
(Commission File Number)	(IRS Employer Identification Number)

7501 Fannin Street

Houston, Texas 77054

(713) 375-7100

(Telephone number, including area code of agent for service)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4 (c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 4.01 Changes in Registrant’s Certifying Accountant

(a) Dismissal of Independent Accountant Previously Engaged as Principal Accountant

As previously reported on Forms 8-K/A on June 14, 2011 and 10-K on April 16, 2012, UHY LLP (“UHY”) audited the 2010 combined financial statements of University General Hospital, LP and University Hospital Systems, LLP (the “Partnerships”). The Partnerships were deemed the accounting acquirer for financial reporting purposes in connection with the Company’s acquisition on March 28, 2011. At the direction of the Company’s Board of Directors, the Company dismissed UHY as the Company’s independent registered public accounting firm effective June 15, 2011. The Company did not communicate its intent to dismiss UHY prior to June 15, 2011.

During the years ended December 31, 2010 and December 31, 2009 and through the date of dismissal there were no (1) disagreements with UHY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to its satisfaction would have caused UHY to make reference in its reports on the Partnership’s combined financial statements for such year to the subject matter of the disagreement, or (2) “reportable events,” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

The audit reports of UHY on the combined financial statements of the Partnerships, as of and for the years ended December 31, 2010 and December 31, 2009, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. The audit report did, however, contain an explanatory paragraph indicating UHY was not engaged to audit the effects of the adjustments for the correction of certain errors and the reverse merger described in Note 2 to the combined financial statements.

The Company has provided UHY with a copy of the disclosures in this Form 8-K prior to the date that these disclosures were filed with the Securities and Exchange Commission (the “Commission”). The Company requested that UHY furnish to the Company a letter addressed to the Commission stating whether it agrees with the statements made by the Company in response to Item 304(a) of Regulation S-K and, if not, stating the respects in which it does not agree. A copy of UHY’s letter, dated December __, 2012, indicating that it is in agreement with such disclosures is attached as Exhibit 16.1 hereto.

(b) Engagement of New Independent Accountant as Principal Accountant.

Effective June 15, 2011, the Company’s Board of Directors approved the engagement of Moss, Krusick & Associates (“MKA”) as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements for the year ending December 31, 2011. MKA had served as the Company’s independent registered public accounting firm since March 9, 2011.

During the Company’s two most recent fiscal years and the subsequent interim period preceding MKA’s engagement, neither the Company nor anyone on behalf of the Company consulted with MKA regarding the application of accounting principles to any specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company’s financial statements, and MKA did not provide any written or oral advice that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue or any matter that was the subject of a “disagreement” or a “reportable event,” as such terms are defined in Item 304(a)(1) of Regulation S-K.

Item 9.01 – Financial Statements and Exhibits

EXHIBIT	DESCRIPTION

16.1	Letter to Securities and Exchange Commission from UHY LLP dated December __, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

University General Health System, Inc.

Date: March , 2013	By:	/s/ Hassan Chahadeh, M.D.
Name: Hassan Chahadeh, M.D. Title: Chairman of the Board